SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CADE REVOKED RESTRICTIONS FOR THE
ACQUISITION OF IPIRANGA BY BRASKEM

São Paulo, Brazil, April 25, 2007 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, announces that the plenary session of the Administrative Council for Economic Defense – CADE revoked the writ of prevention for the acquisition of Ipiranga Petroquímica and Ipiranga Química businesses by Braskem.

The decision was based on the Transaction Reversibility Preservation Agreement (APRO) proposed by Braskem. Through this agreement all assets acquired before CADE’s judgment are preserved and, on the other hand, Braskem may fully exercise the possession and management of those assets.

In light of CADE’s recent decisions, in which the international market is considered as the relevant market as far as petrochemical companies are concerned, the process is expected to be judged and approved shortly. Braskem understands that the transaction is pro-competitive and shall provide a new cycle of investment and growth in the petrochemical complex located in the southern region of Brazil.

“The agreement preserves acquired assets, ensures to Braskem the full management of the business and indicates a fast decision aligned to the development and strengthening of the Brazilian petrochemical industry”, said Marcelo Lyra, Braskem’s Institutional Relations Vice President.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of 10 million tons of petrochemical and chemical products.

For further information, please access our IR website at www.braskem.com.br/ir or contact our Investor Relations Team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443-9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	Silvio.nonaka@braskem.com.br

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007

BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.